Exhibit 99.1

ATRIUM EUROPEAN REAL ESTATE LIMITED

STRONG OPERATIONAL PERFORMANCE IN H1 2018 SUPPORTED BY CONTINUED
EXECUTION OF THE PORTFOLIO STRATEGY

Ad Hoc. Jersey, 8 August 2018, Atrium European Real Estate Limited (VSE/Euronext: ATRS), (“Atrium” or the “Company” and together with its subsidiaries, the “Group”), a leading owner, operator and redeveloper of shopping centres and retail real estate in Central Europe, announces its results for the first half of 2018.

H1 2018 Key highlights

●	3.0% increase in like-for-like NRI with growth in all operating markets

●	Strong operating margin and occupancy rate of 97.3% and 97.0%, respectively

●	EBITDA margin increased by 4pp to 88% driven by the cost savings programme

●	12 assets sold since December 2017 for a total of €175m, at 9% above book value

●	Increased liquidity by extension of the revolving credit facility to €300m until 2023

Strong operating performance

●	3.0% rise in EPRA like-for-like net rental income (NRI), with growth in all markets[1] and a 2.4% increase excluding Russia

●	Total Group NRI was €91.8m (H1 2017: €95.5m) following a €3.5m reduction in revenue resulting from asset disposals and a €2.5m temporary drop in income due to the impact of redevelopments

●	Operating margin remained strong with an increase to 97.3% (H1 2017: 96.6%)

●	Occupancy rate improved to 97.0% (H1 2017: 96.2%)

●	EBITDA margin increased by 4pp to 88% (2017: 84%) and EBITDA rose by 1.1% driven by the cost savings programme which has delivered a 30% reduction (or €4.4m) in administrative costs compared to 2017, offsetting the lower NRI

●	Company adjusted EPRA earnings per share was 15.6 €cents (H1 2017: 16.4 €cents)

●	EPRA NAV per share of €5.13 (€5.24 at year end 2017) with the 2.1% reduction reflecting the €0.14 special dividend paid in March

●	The third quarter dividend of €0.0675 per share will be paid as a capital repayment on 28 September 2018 to shareholders on the register on 21 September 2018, with an ex-dividend date of 20 September 2018

Significant progress with on-going portfolio strategy to focus on dominant, quality urban assets

●	Sale of Atrium Militari, Romania for €95.0m (finalised in July) and Atrium Saratov in Slovakia for €10.3m, as well as the agreement to sell the four residual assets in Hungary for €11.6m (signed in July). In total €175m of sales comprising 12 assets have been completed (9% above book value on average) since December 2017, with the value of the Group’s 34 asset portfolio remaining broadly flat at €2.5bn compared to €2.6bn and 153 assets as at 31 December 2014

●	Further growth and improvements in quality from the Company’s c.€300m redevelopment and extension pipeline (of which €115m had been spent cumulatively by the end of June 2018) which is due to create 60,000 sqm of GLA across three Warsaw centres, with 26,000 sqm planned to be completed in Q4 2018

Balance sheet well positioned to support growth

●	€45m in cash and marketable securities (the proceeds from the sale of Militari were received in July), and continued low gearing with a net LTV of 33.5%.

●	An increase and extension of the revolving credit facility was signed in May, following which the revolving credit facility amounts to a total of €300m, an increase of €75m and an extension of 3 years to 2023.

KEY FINANCIAL FIGURES FOR THE PERIOD

	H1 2018 €m	H1 2017 €m	CHANGE %
EPRA Like-for-Like Net rental income	64.5	62.6	3.0%
Net rental income	91.8	95.5	(3.8%)
Operating margin	97.3	96.6	0.7%
Occupancy rate (%)	97.0	96.2	0.8%
EBITDA	80.9	80.0	1.1%
Company adj. EPRA earnings per share	15.6	16.4	(4.9%)
Net LTV (%)	33.5	30.1	3.4%
EPRA NAV per share	5.13	5.24	(2.1%)

[1]	Excluding the four residual assets in Hungary for which sale agreements were signed in July 2018

Liad Barzilai, Chief Executive Officer of the Group, commented:

“Since the end of 2017 we have further progressed with our strategy of portfolio repositioning into dominant urban centres in prime locations and continued our programme of non-core asset sales, having now exited operational activities in both Hungary and Romania. As a result, over 80% of our portfolio by value is now located in the Czech Republic and Poland, with our portfolio also due to benefit from our redevelopment and extension programme which will create 60,000 sqm of GLA in total, including 26,000 sqm which will become income generating in 2018.

“Today we have once again reported robust like-for-like net rental income growth, lowered our administrative cost base and improved our EBITDA. I believe that this strong set of results shows that our portfolio repositioning strategy and cost efficiency programme are delivering shareholder value and that the Company is well placed for further growth.”

Further information can be found on the Company’s website www.aere.com or for Analysts:

Molly Katz

mkatz@aere.com

Press & Shareholders:

FTI Consulting Inc +44 (0)20 3727 1000

Richard Sunderland

atrium@fticonsulting.com

The Company is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Commission as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.

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